[MERRIMAN CURHAN FORD & CO LETTERHEAD]

August 11, 2008

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng

Re:	Consonus Technologies, Inc. (the "Company") Registration Statement on Form S-1 File No. 333-142635

Dear Ladies and Gentlemen:

        Pursuant to Rule 460 under the Securities Act of 1933, as amended, the undersigned, as representatives of the underwriters of the proposed public offering of shares of common stock, $0.0000015 par value per share, of the Company, hereby advise you that the Preliminary Prospectus, dated July 28, 2008 and included in Amendment No. 7 to the above-referenced Registration Statement, filed with the Securities and Exchange Commission on July 28, 2008, was distributed during the period July 28, 2008 through August 10, 2008 as follows:

  •
            0               underwriters

  •
            1               to dealers

  •
            549               to           480               institutions

  •
            156               to           156               others

Total:           706               Preliminary Prospectuses

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date for the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective on August 12, 2008 at 5:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Very truly yours,
MERRIMAN CURHAN FORD & CO. JESUP & LAMONT SECURITIES CORP.
By: MERRIMAN CURHAN FORD & CO.

By:	/s/ MICHAEL DUDREAR Name: Michael Dudrear Title: Managing Director